UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2004

Commission File Number 1-14522

Open Joint Stock Company

VIMPEL-COMMUNICATIONS

(Translation of Registrant’s Name Into English)

10 ULITSA 8-MARTA, BUILDING 14, MOSCOW, RUSSIAN FEDERATION 127083

(Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒  Form 40-F  ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):             .

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐  No  ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Open Joint Stock Company “Vimpel-Communications”
(Registrant)

Date	January 23, 2004	By:	/s/Alexander V. Izosimov
Alexander V. Izosimov Chief Executive Officer and General Director

FOR IMMEDIATE RELEASE

VIMPELCOM WELCOMES INJUNCTION AGAINST REGULATOR

Moscow and New York (January 22, 2004) – Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) today announced that the Arbitrazh Court of the City of Moscow has granted the injunction requested by VimpelCom’s wholly-owned subsidiary, KB Impuls. The injunction suspends a provision contained in a notice (the “Notice”) officially received by KB Impuls from Moscow Gossvyaznadzor on January 9, 2004. The injunction remains effective pending the resolution of KB Impuls’s suit against Moscow Gossvyaznadzor, seeking the invalidation of such provision. The provision raises issues regarding the adequacy of the documentation of the agency relationship pursuant to which VimpelCom acts as KB Impuls’s agent with respect to concluding agreements with KB Impuls’s Moscow GSM subscribers.

Alexander Izosimov, Chief Executive Officer of VimpelCom, commented on the granting of the injunction, “We welcome the court’s injunction today, as it enables us to continue to provide uninterrupted, high-quality service to our loyal customers until the resolution of this matter with Moscow Gossvyaznadzor. We also welcome the opportunity such time affords us to continue our ongoing dialog with the regulatory bodies in an effort to resolve these issues in a mutually satisfactory manner.”

Moscow Gossvyaznadzor, which reports to the Russian Ministry of Communications, is using certain technical drafting issues in the subscriber agreements and the agency agreement as a basis for asserting first, that KB Impuls does not have any agreements with subscribers and, therefore, has violated Russian law, and second, that the agency agreement between KB Impuls and VimpelCom does not specifically provide that VimpelCom shall sign subscriber agreements on behalf of KB Impuls, also in violation of Russian law.

VimpelCom maintains that it and its subsidiaries are conducting their operations in accordance with Russian law. Nevertheless, as it has done consistently in the past, the Company is willing to work with Moscow Gossvyaznadzor to resolve the issues raised in the Notice in a mutually satisfactory manner. However, certain aspects of the current inspections, in contrast to past inspections, alarm the Company and cause it to question the fairness of its regulator in this regard. Specifically:

•	Since 1997 when the agency structure was put into place, VimpelCom and KB Impuls have had numerous inspections each year by Moscow Gossvyaznadzor and other government bodies and no questions were ever raised regarding the agency relationship or these specific points in the documentation.

•	At the conclusion of the unscheduled inspection by Moscow Gossvyaznadzor in December, which inspection preceded the issuance of the Notice, VimpelCom, KB Impuls and Moscow Gossvyaznadzor agreed in writing in a protocol on a course of action to clarify the language in the documentation of the agency relationship between VimpelCom and KB Impuls. The protocol specifically stated that “The rights and obligations under these [subscriber] agreements are those of KB Impuls which is consistent with the civil legislation of the Russian Federation.” However, in the Notice subsequently issued to KB Impuls, Moscow Gossvyaznadzor reversed its position and claimed that KB Impuls does not have any agreements with subscribers and, therefore, has violated Russian law.

•	KB Impuls did not officially receive the Notice until January 9, 2004. Despite this fact, Moscow Gossvyaznadzor gave only until February 1, 2004 to correct the alleged violations in question and did not state the actions required to be taken to cure the alleged violations.

VimpelCom is a leading provider of telecommunications services in Russia, operating under the “Bee Line” brand, which is one of the most recognized brand names in Russia. The VimpelCom Group’s license portfolio covers approximately 92% of Russia’s population (134 million people), including the City of Moscow, the Moscow Region and the City of St. Petersburg. VimpelCom was the first Russian company to list its shares on The New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements about the ability of the Company and its subsidiary, KB Impuls, to succeed in litigation against Moscow Gossvyaznadzor and to comply with the terms of the Notice. In addition, there is no assurance that the injunction granted by the Arbitrazh Court of the City of Moscow will not be overturned on appeal. Failure by KB Impuls to prevail in its suit could result in steps being taken by the Ministry of Communications which could lead to the suspension or termination of the licenses held by KB Impuls. There can be no assurance that the Company and KB Impuls will be able to satisfy the terms of the Notice within the required time periods, including reaching agreement with Gossvyaznadzor on resolution of all open issues, that Gossvyaznadzor will not find additional issues with respect to the operations of the Company or its subsidiaries. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2002 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events.

For more information, please contact:

Valery Goldin VimpelCom (Moscow) Tel: 7(095) 974-5888 vgoldin@vimpelcom.com	Christopher Mittendorf Edelman Financial Worldwide Tel: (212) 704-8134 christopher.mittendorf@edelman.com